January 14, 2021
Via E-mail
Scott B. Crofton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

       Re:     Navistar International Corporation
               Schedule 13E-3 filed by Navistar International Corporation; TRATON SE;
                      Volkswagen AG; Dusk Inc.; and TRATON US Inc.
               Filed December 22, 2020
               File No. 005-39182

               Preliminary Proxy Statement on Schedule 14A
               Filed December 22, 2020 by Navistar International Corporation File No. 001-09618

Dear Mr. Crofton:

       The staff in the Office of Mergers and Acquisitions has reviewed the filings referenced above. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons disclosure.

       Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to the filing persons    facts and circumstances or
do not believe an
amendment is appropriate, please tell us why in your response.

       After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. Please note that capitalized terms used but not defined herein have the meanings ascribed to them in the filings.

Preliminary Proxy Statement on Schedule 14A
General

1. Please revise to include the    Special Factors    disclosure at the front
of the disclosure
   document in accordance with Rule 13e-3(e).

Purchaser Group Members    Purposes and Reasons for the Merger, page 50

2. We note your disclosure that the Purchaser Group Members    have undertaken
to pursue the
   transaction at this time in light of the opportunities they perceive to
enhance Parent   s
 Scott B. Crofton, Esq.
Sullivan & Cromwell LLP
January 14, 2021
Page 2

   financial performance and competitive position       This justification for
pursuing the merger
   appears to have been generally applicable in recent years. Please state with specificity why the Purchaser Group Members determined to pursue this transaction now as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.

3. We are unable to locate the table referenced on page 51 setting forth the direct and indirect
   interests in the Company   s net book value per share and net earnings of
Parent before and
   after the Merger. Please advise or revise.

Background of the Merger, page 69

4. Refer to the discussion on page 73 regarding the February 25, 2020 meeting, where Mr. Borst presented, and the Board discussed, a report on synergy opportunities from a potential business combination between the Company and TRATON. Please summarize this report in the proxy statement or supplementally advise us of why a summary is not required under
   Item 1015 of Regulation M-A.

5. Revise to provide additional background on how the Icahn Stockholders and MHR
   Stockholders determined to support the proposed Merger, and disclose any involvement by the Company in the negotiation of the respective Voting Agreements.

Reasons for the Merger; Recommendation of the Company   s Board of Directors,
page 83

6. Note that under General Instruction E to Schedule 13E-3, negative responses to any disclosure requirements imposed under Item 7 must be disclosed. Please provide the disclosure required by Item 1014(c), (d), and (e).

7. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to
   each filing person   s fairness determination and should be discussed in
reasonable detail. See
   Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13,
1981).
   Please revise this section to either include the factors described in clauses (i) through (vi) of
   Instruction 2 to Item 1014 or explain why the Board did not deem such factors material or relevant.

8. Revise to explain how the Board considered the provision in the Merger Agreement preventing the Company from participating in discussions with, or otherwise cooperating in any effort by, any third party seeking to make a separate acquisition proposal.

Opinions of the Financial Advisors to the Company, page 88

9. Revise to explain why the Company retained two separate financial advisors in connection with the Merger.
 Scott B. Crofton, Esq.
Sullivan & Cromwell LLP
January 14, 2021
Page 3

Certain Company Forecasts, page 97

10. With respect to your summary of the Base Case and Upside Case management projections, disclosure on page 102 indicates that such projections were formulated or presented in
    November 2020. However, earlier disclosure, including on page 97, states that the Company provided these projections to the financial advisors in October 2020. Please revise to clarify.
    If separate sets of projections were formulated in October and November, please revise to disclose the required summary for each.

11. Remove the disclaimer on page 98 that shareholders should not infer that any of the management projections were considered material by the Board. In this respect, we note that the Board listed as a factor supporting its fairness determination the receipt of the fairness opinions, and such fairness opinions relied in part upon the management projections.

Financing of the Merger, page 103

12. We note that Volkswagen International Luxemburg S.A. has agreed to provide Parent an unsecured committed loan in order to finance the transaction. With a view toward revised disclosure, please advise us of the existence of any material conditions to this financing arrangement.

13. Refer to our last comment above. Please file the loan agreement as an exhibit to the
    Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(b) of Regulation M-A.


                                               *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions